UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GOOLU INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

38259N
(CUSIP Number)

1710-1177 West Hastings Street, Vancouver, B.C. V6E 2L3
Telephone (604) 683-9262
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 15, 2002
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No.       38259N
                  -------------------------------------

1)Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons

                                               Fu-Kuei Lian
                                         -------------------------------

2) Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [ X ]

3) SEC Use Only
                              --------------------------------------------------

4) Source of Funds                          Not Applicable
                              -----------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)

----------------------------------------------------------------------------------------------------------------------------------------------

6) Citizenship or Place of Organization                        Taiwanese
                                                                             --------------------------

Number of                     (7) Sole Voting Power           160,396
Shares Bene-                                                    --------------------------------------
ficially                           (8) Shared Voting Power
Owned by                                                        -----------------------
Each Reporting              (9) Sole Dispositive Power         160,396
Person                                                                 --------------------------------------
With                              (10) Shared Dispositive Power
                                                                             --------------------------------------

11) Aggregate Amount Beneficially Owned by Each Reporting Person

160,396
-----------------------------------------------------------------------------------------------------------------------------

12) Check if the Aggregate Amount in Row (11) Excludes Certain
Shares

-----------------------------------------------------------------------------------------------------------------------------

13) Percent of Class Represented by Amount in Row (11)             0.8%
                                                                               ---------------------

14) Type of Reporting Person       IN
                                        -----------------------------------------------------------------------------------------

                                                                                                                  Page 2 of 5 Pages

ITEM 1. SECURITY AND ISSUER.

This statement relates to the shares of common stock, with no par value, of Goolu Inc. ("Goolu"), a Colorado corporation having a principal executive office at 8F, No. 28, Sec. 3, Roosevelt Road, Taipei, Taiwan, R.O.C.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed on behalf of Fu-Kuei Lian, a businessman having an address at 5F, #14, 534 Ln., Wanda Rd., Taipei 108, Taiwan. Fu-Kuei Lian is a citizen of Taiwan.

During the last five years, Fu-Kuei Lian has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

Fu-Kuei Lian is a party to a Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of 9th day of September, 2002, by which Fu-Kuei Lian has agreed to sell a total of 69, 600 shares of the Common Stock of Goolu Inc. to certain parties as shown on Appendix A of the Stock Purchase Agreement. The closing under the Stock Purchase Agreement occurred on October 15, 2002. A copy of the Stock Purchase Agreement and its Appendix are attached hereto as Exhibit 1.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Immediately prior to closing of the transaction, Fu-Kuei Lian was the direct beneficial owner of 160,396 shares (0.8%) of Common Stock. Upon closing of the transaction, Fu-Kuei Lian is the direct beneficial owner of 90,796 shares (0.4%) of Common Stock.

The percentages of Common Stock described above are based on the number of shares of Common Stock outstanding as of August 26, 2002 (18,548,100 shares) as reported by Goolu Inc. in its Current Report on Form 8-K.

(b) Until sale of the Common Stock under the terms of the Stock Purchase Agreement, Fu-Kuei Lian had the power to vote or dispose of the Common Stock it owned. Fu-Kuei Lian has the power to vote or dispose of the Common Stock it owns.

(c) No other person is known by Fu-Kuei Lian to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held by Fu-Kuei Lian.

Page 3 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As of the date hereof, there exist no agreements or understandings between Fu-Kuei Lian on the one hand and any other persons or entities on the other hand that would cause Fu-Kuei Lian and such persons or entities to be a "group" within the meaning of section 13(d)(3) of the Exchange Act.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number Description -------------------- ------------------- 1 Stock Purchase Agreement dated effective September 9, 2002 Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date)

By: /s/ Fu-Kuei Lian -------------------------- (Signature)

Fu-Kuei Lian
(Name and Title)

                                                                         Page 5 of 5 Pages

EXHIBIT INDEX

Exhibit I

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT is entered into effective this 9th day of September, 2002 by and between
LIAN, FU-KUEI, of 5F, #14, 534 Ln., Wanda Rd., Taipei 108, Taiwan (hereinafter the "Seller")

The parties shown in the signing pages as attached hereto (hereinafter the Purchasers)

(Each of the forgoing, a "Party", and all of the forgoing collectively, the "Parties")

WITNESSETH:

A. The Seller is the recorded and beneficial owner and holder of the numbers of issued and outstanding shares of the Common Stock of Goolu Inc., (hereinafter referred to as "Goolu"), set out below his name and signature at the end of this Agreement (the total of such shares - 69,600- being hereinafter referred to as the "Shares").

B. The Seller desires to sell the Shares to the Purchasers, and the Purchasers desire to purchase the Shares, all on the terms and conditions set forth herein. The numbers of shares to be transferred from the Seller to each Purchaser, respectively, in relation to this Agreement are set forth in Appendix A.

ARTICLE 1

DEFINITIONS

SECTION 1.1 Certain Defined Terms

As used in this Agreement, the following terms shall have the following meanings.

Action shall mean any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

Affiliate shall mean, with respect to any specified person, any other person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person, and includes any immediate family member of such person, and any trust established by or for the benefit of any one or more such persons exclusively.

Closing has the meaning, and be comprised of the procedures described in Sections 2.1(b) and 2.3.

Closing Date shall be September 30, 2002, or such other date not later than October 15, 2002 designated by the Seller.

Common Stock shall mean the voting common shares comprising the capital stock of Goolu.

Control (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more persons, shall mean the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

Encumbrances shall mean any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens) charge, encumbrance, adverse claim, preferential agreement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

Exchange Act shall mean the Securities Exchange Act of 1934,of the United States, as amended.

Government Authority shall mean any United States federal, state, local, supranational or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitrary body.

Governmental Order shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

Law shall mean, any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

Person shall mean any individual, partnership firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

Purchase Price shall mean the amount agreed to be paid by the Purchasers to the Seller pursuant to this Agreement, specifically US Dollars (US$) 696.00 - being $0.01 (U.S.) per share.

Shares shall mean the 69,600 common shares of Goolu owned by the Seller and agreed herein to be sold to the Purchasers.

ARTICLE 2

PURCHASE AND SALE

SECTION 2.1 Purchase and Sale of Shares

(a) Subject to the terms and conditions hereinafter set forth herein, at the Closing, the Seller shall sell, convey, transfer, and deliver to the Purchasers, the numbers of Shares agreed by the Parties, and the Purchasers shall purchase the Shares from the Seller in consideration of the payment of the Purchase Price.

(b) The certificates representing the Shares shall be duly endorsed for transfer or accompanied by appropriate stock transfer powers duly executed, in blank, in either case with signatures guaranteed in the customary fashion and shall have all the necessary documentary affixed thereto, prior to the Closing so that the Shares will be registered in the names of the Purchasers or other persons they may designate immediately prior to the Closing.

SECTION 2.2 Amount and Payment of Purchase Price

The total consideration payable by the Purchasers to the Seller for the purchase of the Shares will be the amount of the Purchase Price-namely US$ 696.00.

SECTION 2.3 Closing

(a) On or before the Closing, the Purchasers shall deliver to the Seller the aggregate Purchase Price.

(b) At the Closing, the Seller shall deliver stock certificates evidencing the Shares registered in the name of the Purchasers or the Purchasers' nominees.

SECTION 2.4 Restricted Period

In addition to compliance with any and all applicable laws and regulations regarding resale of the Shares by the Purchasers, Purchasers shall not offer or resell the Shares purchased herein within one hundred eighty (180) days from the Closing Date.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE SELLER

As an inducement to the Purchasers to enter into this Agreement, the Seller hereby represents and warrants to the Purchasers as follows:

SECTION 3.1 Authorization

The Seller has all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform his obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Seller, the performance by the Seller of his obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Seller. This Agreement has been duly and validly executed and delivered by the Seller and this Agreement constitutes legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with the terms and condition herein.

SECTION 3.2 Ownership of Shares

The Seller has good and marketable title to, and is the recorded and beneficial owner of, the Shares free and clear of all Encumbrances.

SECTION 3.3 No Conflict

Except as may result from any facts or circumstances relating solely to the Purchasers, the execution, delivery and performance of this Agreement by the Seller do not and will not

(a) conflict with or violate any Law or Governmental order applicable to the Seller; or

(b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which the Seller is a party or by which any of the Shares are bound or affected or which would have a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement.

SECTION 3.4 No Obligations by Goolu

Goolu is not subject to any agreement, document, judgment or order, nor does it have outstanding any warrants or other securities which will or might oblige Goolu to issue any further shares in its capital. Further Goolu is not, pursuant to any agreement, document, judgment or order, obliged to perform any acts, nor to engage any persons or companies, nor to purchase any services, equipment or things, nor have any other real or contingent liabilities or commitments outstanding.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

As an inducement to the Seller to enter into this Agreement, the Purchasers hereby represent and warrant to the Seller as follows:

SECTION 4.1 Authorization

The Purchasers have all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform their obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Purchasers, and this Agreement constitutes a legal, valid and binding obligation, of the Purchasers enforceable against the Purchasers in accordance, with the terms and condition herein.

SECTION 4.2 No Conflict

Performance of this Agreement by the Purchasers does not and will not

(a) conflict with or violate any law or Governmental order applicable to the Purchasers or

(b) conflict with, result in any breach of, or constitute a default under an agreement or Court order which is outstanding or binding on the Purchasers.

ARTICLE 5

ADDITIONAL AGREEMENTS

SECTION 5.1 Further Action

Each of the Parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

SECTION 5.2 Investigation by the Purchasers

The Purchasers acknowledge and agree that they

(i) have made their own inquiry and investigation into, and, based thereon, have formed an independent judgment concerning, Goolu and the Shares;

(ii) have been furnished with or given adequate access to such information as they have requested about Goolu and the Shares; and

(iii) except as provided in this Agreement, will not assert any claim against the Sellers, Goolu or any of their respective directors, officers, employees, agents, stockholders, affiliates, consultants, investment bankers or representatives, or hold the Sellers, Goolu or any such Persons liable, for any inaccuracies, misstatements or omissions with respect to information furnished by the Sellers, Goolu or such Persons concerning Goolu or the Shares.

SECTION 5.3 Purchasers' Assignments

As the Purchasers are entering into this Agreement on behalf of other persons or companies who will become the ultimate owners and transferees of the Shares, the Purchasers or either of them may designate the persons or companies to which the Shares will be transferred by the Seller. If transferees of the Shares being received from the Seller sign acknowledgments in favor of the Seller that they will be responsible for the terms and provisions of this Agreement in the place of Purchasers as though they were originally signatories hereto, then Purchasers shall be released from the terms and provisions of this Agreement. Where transferees give such undertakings they will thereafter be entitled to enforce the provisions of this Agreement in the place of the Parties which has been released from this Agreement.

ARTICLE 6

CONDITIONS TO CLOSING

SECTION 6.1 Condition to Obligations of the Seller

The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Purchasers contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Purchasers at or prior to the Closing shall have been complied with in all material respects.

SECTION 6.2 Conditions to Obligations of the Purchasers

The obligations of the Purchasers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Seller contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made as of the Closing Date, the covenants and agreements contained in this Agreement to be complied with by the Seller at or prior to the Closing shall have been complied with in all material respects, and the Purchasers shall have received a certificate signed by the Seller to such effect, is so requested.

ARTICLE 7

TERMINATION

SECTION 7.1 Termination

This Agreement may be terminated with respect to any Purchaser, at any time prior the Closing, by the Seller giving a written notice to such effect to such Purchaser, or by the Purchaser giving a written notice to the Seller.

ARTICLE 8

GENERAL PROVISIONS

SECTION 8.1 Waiver

The Seller and the Purchasers may

(a) extend the time for the performance of any of the obligations or other acts of the other Party,

(b) waive any inaccuracies in the representations and warranties of the other Party contained herein or in any document delivered by another Party pursuant hereto or

(c) waive compliance with any of the agreements or conditions contained herein by another Party. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any such rights.

SECTION 8.2 Expenses

(a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses.

(b) The Seller will pay costs associated with preparing the proper signature guarantees and/endorsements, and any taxes payable upon the sale of the Shares.

SECTION 8.3 Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the addresses set forth herein or such other addresses as the Parties may supply to the others for the purpose of this Agreement from time to time.

SECTION 8.4 Headings

The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement

SECTION 8.5 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other prevision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

SECTION 8.6 Entire Agreement

This Agreement constitutes the entire agreement of the Parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the Parties hereto with respect to the subject matter hereof and thereof.

SECTION 8.7 Assignment

This Agreement may not, subject to Section 5.3, be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchasers (which consent may not be unreasonably withheld); provided, however, that the Purchasers may assign this Agreement to an Affiliate of the Purchasers without the consent of the Seller.

SECTION 8.8 No Third Party Beneficiaries

This Agreement shall be binding upon and, subject to Section 5.3, solely to the benefit of the Parties hereto and their successors and assigns and nothing herein, express or implied, is intended to or shall confer upon any other person any legal or equitable right benefit or remedy of any nature whatsoever under or by reason of this Agreement

SECTION 8.9 Amendments

This Agreement may not be amended or modified except

(a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchasers or

(b) by a waiver in accordance with Section 8.1.

SECTION 8.10 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Republic of China (hereinafter the "ROC"), applicable to agreements made and to be performed entirely within such jurisdiction and without regard to its choice of law principles. All Parties hereto

(i) agree to submit themselves to the personal jurisdiction of the non-exclusive jurisdiction of the courts of the ROC in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement;

(ii) agree that the sole venue for any such dispute which arises out of this Agreement or any of the transactions contemplated by this Agreement shall be the courts of ROC;

(iii) agree that they will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court; and

(iv) agree that they will not bring any action related to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of ROC.

SECTION 8.11

The Parties agree that the original executed copies of the Agreement and of the signing pages of each Party shall be maintained by the Company. In the event that there is any discrepancy between such original executed copies and the copies held by each Party, the executed copy held by the Company shall prevail.

SECTION 8.12 Facsimile Signatures

It is expressly agreed that the parties may execute this Option via facsimile signature and such facsimile signature pages shall be treated as originals for all purposes.

SECTION 8.13 Survival of Representations and Warranties

The representations and warranties of the parties hereto contained in Articles 3 an 4 shall survive the Closing and continue until August 30, 2004.

IN WITNESS WHEREOF, this Agreement has been executed by each of the individual parties hereto on the date first above written.

SIGNED AND DELIVERED IN THE
PRESENCE OF:

-----------------------------------------
Lian, Fu-Kuei

SIGNING PAGE

Purchaser :

Purchaser's ID NO.:

Representative:_________________________________________

Position:___________________________________________

Execution Date: Sept. 9, 2002

The Number of Shares to be Purchased :

The Amount of Purchase :

Purchaser's Citizenship:Taiwan, Republic of China

Address :

Telephone Number:886-

Signature:___________________________

STOCK PURCHASE AGREEMENT APPENDIX A
NO.	Purchaser's Name	Purchaser's ID No.	Purchaser's Address	Purchased Shares	Price per share/USD	Purchased Amount
1	DUNG,DA-CHAN	F102866404	2F, No.23, Alley25, Lane24, Sec. 2, Shioulang Rd., Yunghe City, Taipei, Taiwan 234, R.O.C.	4,000	0.01	40
2	LIU, HUI-HSIA	D220461327	No 141 ., Dungrung St ., Tainan .,Taiwan 701 ., R.O.C	2,400	0.01	24
3	TSENG, KUEI-FANG	A221045842	4F,No.473-3, Jingshin St., Junghe City, Taipei, Taiwan 235, R.O.C.	1,800	0.01	18
4	SHEN TU, YU-CHEN	G120568975	No.45, Lane385, Shian St., Luodung Jen, Ilan, Taiwan 265, R.O.C.	2,400	0.01	24
5	LAN, YEH-YING	T221910297	6F, No444, Sec 6, Chung Sun N. Rd., Taipei, Taiwan 111, R.O.C.	7,000	0.01	70
6	YU, LAN-YING	T200237640	4F, No.19, Lane118, An Ju St., Taipei, Taiwan 106, R.O.C.	1,600	0.01	16
7	TAO, SHUEH-FENG	L224255992	No.2, Lane151, Sec. 2, Dafeng Rd., Tantz Shiang, Taichung, Taiwan 427, R.O.C.	200	0.01	2
8	LI, CHEN-WEI	A122453159	No.35, Alley37, Lane66, Dungyuan St., Wanhua Chiu Taipei, Taiwan 108, R.O.C.	2,000	0.01	20
9	YU, HUNG-YI	F124623850	No.94, Taidian New Village, Linkou Shiang, Taipei, Taiwan 244, R.O.C.	800	0.01	8
10	HSIEH, HUI-CHUN	T221785650	11F, No.1170, Mintzu 1st Rd., Kaohsiung, Taiwan 813, R.O.C.	800	0.01	8
11	CHEN, PI-YUNG	A201047779	No.19, Lane170, Sec.1, Shinsheng S. Rd., Taipei, Taiwan 100, R.O.C.	3,000	0.01	30
12	YEH, SHENG-HUNG	N122745457	No.76, Lane191, Sec. 1, Nanguo Rd., Changhua City, Changhua, Taiwan 500, R.O.C.	200	0.01	2
13	LIN, MEI-YUEH	F220532654	6F, No.18, Lane79, Sec. 2, Jianguo S. Rd., Taipei, Taiwan 106, R.O.C.	400	0.01	4
14	LIN, PEI-LING	F223135513	3F, No.23, Chungan St., Sanchung City, Taipei, Taiwan 241, R.O.C.	200	0.01	2
15	HSIAO, SHU-CHAN	N222095678	4F, No.7, Changle St., Sanchung City, Taipei, Taiwan241, R.O.C.	4,000	0.01	40
16	CHUEH MAI, SU-O	E200461260	9F, No.10, Alley7, Lane205, Sec.4, Chunghsiao E. Rd., Taipei, Taiwan 106, R.O.C.	2,000	0.01	20
17	KUNG,CHING-WEN	P220798711	No 72., Wenchang Rd ., Shrlin Chiu ., Taipei ., Taiwan 111 ., R.O.C	1,600	0.01	16
18	FU, SHIH-YING	L220248160	No.67, Lane107, Linetsun Rd., Fengyuan City, Taichung, Taiwan 420, R.O.C.	800	0.01	8
19	HUANG, YEN-LIN	E120912293	4F, No.31, Lane18, Shchiuan 1st Rd., Kaohsiung, Taiwan 807, R.O.C.	200	0.01	2
20	LIN, YU-HSIU	L120217083	No.82, Lane539, Sanfeng Rd., Fengyuan City, Taichung, Taiwan 420, R.O.C.	400	0.01	4
21	CHEN, MING-FENG	M120568611	No.8, Jushan Rd., Jushan Jen, Nantou, Taiwan 557, R.O.C.	800	0.01	8
22	CHENG, CHING-LING	A123203939	No.5, Alley3, Lane99, Sec. 3, Yanping N. Rd., Taipei, Taiwan 103, R.O.C.	200	0.01	2
23	WANG, PI-TSUNG	L120639338	No.149-1, Gaumei Rd., Chingshuei Jen, Taichung, Taiwan 436, R.O.C.	1,000	0.01	10
24	CHEN,CHING - PING	M101169303	No 93 ., Jungshiau St ., Shinshr Shiang ,Tainan, Taiwan 744 , R.O.C	6,000	0.01	60
25	LIN,MIAO-TING	D221489089	5 Fl -16 ., No 72 ., Huanhe St ., Shi Chiu ., Tainan ., Taiwan 703 ., R.O.C	800	0.01	8
26	WANG,WEI-CHWUNG	A120251433	6 Fl ., No 7., Lane 172 ., Sec. 1 ., Keelung Rd., Taipei ., Taiwan 110 ., R.O.C	5,000	0.01	50
27	CHEN,CHIH-KUN	N120507128	No 59 ., Sec 3., Jaisoul Rd ., Lugang Jan ., Changhua ., Taiwan 505 ., R.O.C	1,000	0.01	10
28	YEH,SHU-HUI	K221042457	5 Fl - 2 ., No 10 ., Lane 166 ., Wuchiuanshi 6 th St ., Shi Chiu ., Taichung ., Taiwan 403 ., R.O.C	200	0.01	2
29	CHANG,YU-CHIN	Q122902016	No 53 ., Lungmen Tsuen., Jungpu Shiang, Chiai, Taiwan 606 ., R.O.C	400	0.01	4
30	KAN, YU-MING	D121485007	No 35 ., Lane 502 .,Dawu St., Bei Chiu, Tainan, Taiwan 704 ., R.O.C	400	0.01	4
31	CHEN WANG, CHIN-LIN	F222394947	No 7 ., Alley 4 ., Lane 234 ., Sec 5 ., Hewei Rd ., Bei Chiu ., Tatnan ., Taiwan 704 ., R.O.C	16,000	0.01	160
32	CHANG,FU-CHIH	B120898713	No 139 ., Wufu St ., Nantuen Chiu ., Taichung ., Taiwan 408 ., R.O.C	200	0.01	2
33	HU,YU-JUNG	B221056739	No 140 ., Sec 2 ., Dungshan Rd ., Wur Shiang ., Taichung ., Taiwan 414 ., R.O.C	600	0.01	6
34	SUN,YU-HUI	Q222820002	4 Fl ., No 11 ., Lane 531 ., Junggang Rd ., Shinjuang City ., Taipei ., Taiwan 242 ., R.O.C	200	0.01	2
35	WU,HSIU-LAN	R221933056	No 82-2 ., Alley 9 ., Lane Chung Yi., Jjungshiau Rd ., Banchiau City ., Taipei ., Taiwan 220 ., R.O.C	600	0.01	6
36	LIU,YU-YEH	Q201427412	No 66 ., Dungshing Rd ., Dali City ., Taichung ., Taiwan 412 ., R.O.C	400	0.01	4
				69,600		696